Exhibit 12

EMERSON ELECTRIC CO. & SUBSIDIARIES
COMPUTATION OF THE RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

						Nine Months Ended June 30, 2018
	Years ended September 30
	2013	2014	2015	2016	2017
Earnings:
Earnings from continuing operations before income taxes	$2,491	3,191	3,807	2,316	2,335	$1,929
Fixed charges	373	355	331	337	304	219
Earnings, as defined	$2,864	3,546	4,138	2,653	2,639	$2,148

Fixed Charges:
Interest Expense	$234	218	200	215	201	$148
One-third of all rents	139	137	131	122	103	71
Total fixed charges	$373	355	331	337	304	$219

Ratio of Earnings to Fixed Charges	7.7X	10.0X	12.5X	7.9X	8.7X	9.8X